Mail Stop 4561

July 13, 2006

By U.S. Mail and Facsimile to (336) 768-2437

Mr. David W. Hinshaw
Chief Financial Officer
Southern Community Financial Corporation
4605 Country Club Road
Winston-Salem, North Carolina 27104

      Re: Southern Community Financial Corporation
                  Item 4.02 Form 8-K
                  Filed July 12, 2006
                  File No. 000-33227

Dear Mr. Hinshaw:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we are asking you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed July 12, 2006

1. We note that you intend to amend and restate your 2005 Form 10-K and your Form 10-Q for the period ended March 31, 2006. Please tell us:

    - When you intend to file these amended filings, and
    - How you determined that your quarterly reports on Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005 do not require amendments.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3556 if you have questions regarding this comment and related matters.

Sincerely,

Margaret E. Fitzgerald
Staff Accountant

Mr. David W. Hinshaw
Southern Community Financial Corporation
July 13, 2006
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